Sterling Banks, Inc.

Financial Report
December 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion focuses on the major components of the Company’s operations.  This discussion should be read in conjunction with the financial statements and accompanying notes included in this Annual Report.

Sterling Banks, Inc. (the “Holding Company”) is the successor to Sterling Bank (the “Bank” and together with the Holding Company, the “Company”) pursuant to the Plan of Reorganization by and between the Holding Company and the Bank that was completed on March 16, 2007, whereby the Bank became a wholly-owned subsidiary of the Holding Company.  Additionally, on March 16, 2007, the Bank, the Holding Company and Farnsworth Bancorp, Inc. (“Farnsworth”) completed the merger (the “Merger”) in which Farnsworth merged with and into the Holding Company, with the Holding Company as the surviving corporation.  Subsequent to the Merger, Peoples Savings Bank, a wholly-owned subsidiary of Farnsworth, was merged with and into the Bank, with the Bank as the surviving Bank.  All information contained herein represents solely the financial information of the Company.  All references to “we,” “us,” “our,” and “ours” and similar terms in this report refers to the Company and its subsidiaries, collectively.

We are a bank holding company headquartered in Burlington County, New Jersey, with assets of $410.5 million as of December 31, 2007.  Our main office is located in Mount Laurel, New Jersey with ten other Community Banking Centers located in Burlington and Camden Counties, New Jersey.  We believe that this geographic area represents a stable and attractive banking market with a diversified and expanding economy.  We began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in our market area.  We have chosen to focus on the higher growth areas of western Burlington County and eastern Camden County.  We believe that understanding the character and nature of the local communities that we serve, and having first-hand knowledge of customers and their needs for financial services enable us to compete effectively and efficiently.

Our principal source of revenue is net interest income, which is the difference between the interest income from our earning assets and the interest expense on our deposits and borrowings.  Interest-earning assets consist principally of loans, investment securities and federal funds sold, while our interest-bearing liabilities consist primarily of deposits.  Our net income is also affected by our provision for loan losses, noninterest income and noninterest expenses, which include salaries, benefits, occupancy costs and charges relating to non-performing and other classified assets.

Critical Accounting Policies

Allowance for Losses on Loans

The allowance for losses on loans is based on management’s ongoing evaluation of the loan portfolio and reflects an amount considered by management to be its best estimate of probable losses inherent in the portfolio.  Management considers a variety of factors when establishing the allowance, such as the impact of current market conditions, diversification of the loan portfolio, delinquency statistics, results of loan review and related classifications, and historic loss rates.  In addition, certain individual loans that management has identified as problematic are specifically provided for in the allowance, based upon an evaluation of the borrower’s perceived ability to pay, the estimated adequacy of the underlying collateral and other relevant factors.  Consideration is also given to examinations performed by regulatory agencies.  Although provisions have been established and segmented by type of loan based upon management’s assessment of the loss characteristics inherent in each type, the entire allowance for losses on loans is available to absorb loan losses in any category.

Management performs a detailed analysis to determine the allowance for loan losses.  Since the allowance for loan losses is dependent, to a great extent, on conditions that may be beyond our control, it is possible that management’s estimate of the allowance for loan losses and actual results could differ materially in the near future.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for loan losses.  They may require additions to the allowance based upon their judgments about information available to them at the time of the examination.

Results of Operations for the Years Ended December 31, 2007 and 2006

Net Income

Net income decreased $1,243,000, or 168.4%, to a net loss of $505,000 for the year ended December 31, 2007 compared to net income of $738,000 for the year ended December 31, 2006.  The decrease in earnings was mainly the result of increased noninterest expenses related to the expansion of the Company’s retail system, as a result of the Merger.  Earnings per share (basic) decreased $0.24 per share, or 160.0%, to net loss of $0.09 per share for the year ended December 31, 2007 compared to net income of $0.15 per share for the year ended December 31, 2006.  Earnings per share (diluted) decreased $0.23 per share, or 164.3%, to net loss of $0.09 per share for the year ended December 31, 2007 compared to net income of $0.14 per share for the year ended December 31, 2006.

Net Interest Income and Average Balances

Net interest income after the provision for loan losses increased $641,000, or 5.2%, to $12.2 million for the year ended December 31, 2007 from $11.6 million for the year ended December 31, 2006.  The provision for loan losses decreased $204,000 to $401,000 for the year ended December 31, 2007 from $605,000 for the year ended December 31, 2006.  The net interest margin decreased to 3.43% for the year ended December 31, 2007 from 3.71% for the year ended December 31, 2006.  The decrease in the net interest margin reflects the Federal Reserve continued tightening of monetary policy during much of the year and an increase in cost of funds.  Yield on interest-earning assets increased to 7.01% for the year ended December 31, 2007 from 6.87% for the year ended December 31, 2006.  The average cost of interest-bearing liabilities increased to 4.06% for the year ended December 31, 2007 compared to 3.73% for the year ended December 31, 2006.

The following table presents a summary of the principal components of average balances, yields and rates for the periods indicated:

	Year Ended December 31,
	2007			2006
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets
Loans, net (1)	$298,195,000	$22,802,000	7.65%	$254,008,000	$19,430,000	7.65%
Investment securities (2)	57,350,000	2,374,000	4.14	60,436,000	2,410,000	3.99
Federal funds sold	9,452,000	485,000	5.13	8,222,000	417,000	5.07
Due from banks	3,420,000	173,000	5.04	5,633,000	289,000	5.13
Total interest-earning assets	368,417,000	25,834,000	7.01	328,299,000	22,546,000	6.87

Allowance for loan losses	(2,610,000)			(1,265,000)
Other assets	42,278,000			20,072,000
Total Assets	$408,085,000			$347,106,000

Liabilities and shareholders’ equity
Time deposits	$219,735,000	10,569,00	4.81	$185,903,000	8,012,000	4.31
NOW/MMDA/savings accounts	99,205,00	2,263,000	2.28	79,511,000	1,923,000	2.42
Borrowings	6,327,000	371,000	5.86	12,247,000	417,000	3.41
Total interest-bearing liabilities	325,267,000	13,203,00	4.06	277,661,000	10,352,000	3.73

Noninterest-bearing demand
deposits	41,166,000			33,928,000
Other liabilities	368,000			1,034,000
Shareholders’ equity	41,284,000			34,483,000
Total liabilities and
shareholders’ equity	$408,085,000			$347,106,000

Net interest income		$12,631,00			$12,194,000
Interest rate spread (3)			2.95			3.14
Net interest margin (4)			3.43			3.71

(1) Includes loans held for sale.  Also includes loan fees, which are not material.
(2) Yields are not on a tax-equivalent basis.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents a summary of the changes in interest income and expense by both rate and volume for the periods indicated and including interest income from loans held for sale:

	Year Ended December 31, 2007 Compared to Year Ended December 31, 2006			Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
	Variance Due to Changes In			Variance Due to Changes In
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:
Loans, net	$3,372,000	$-	$3,372,000	$1,067,000	$1,858,000	$2,925,000
Investment securities	(122,000)	86,000	(36,000)	(152,000)	135,000	(17,000)
Federal funds sold and due from banks	(51,000)	3,000	(48,000)	389,000	117,000	506,000
Total interest income	3,199,000	89,000	3,288,000	1,304,000	2,110,000	3,414,000
Interest Expense:
Deposits	1,937,000	960,000	2,897,000	1,208,000	2,185,000	3,393,000
Borrowed funds	(197,000)	151,000	(46,000)	(327,000)	133,000	(194,000)
Total interest expense	1,740,000	1,111,000	2,851,000	881,000	2,318,000	3,199,000
Net interest income	$1,459,000	$(1,022,000)	$437,000	$423,000	$(208,000)	$215,000

The increase or decrease due to a change in average volume has been determined by multiplying the change in average volume by the average rate during the preceding period, and the increase or decrease due to a change in average rate has been determined by multiplying the current average volume by the change in average rate.  For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated to volume.

Noninterest Income

Total noninterest income increased $267,000, or 41.0%, to $918,000 for the year ended December 31, 2007 from $651,000 for the year ended December 31, 2006, primarily from an increase in service charges and miscellaneous fees as a result of the Merger, and an increase in late charges on loans.  Service charges on deposit accounts increased $31,000, or 12.4%, to $280,000 for the year ended December 31, 2007 from $249,000 for the year ended December 31, 2006.  Miscellaneous fees, including gains on sales of equipment and investment securities, increased $236,000, or 58.7%, to $638,000 for the year ended December 31, 2007 from $402,000 for the year ended December 31, 2006.

Noninterest Expenses

Total noninterest expenses increased $2.9 million, or 26.0%, to $13.9 million for the year ended December 31, 2007 from $11.0 million for the year ended December 31, 2006.  The increase was primarily as a result of the Merger and the formation of the Holding Company.  Compensation and benefits increased $1.0 million, or 16.5%, to $7.2 million for the year ended December 31, 2007 from $6.2 million for the year ended December 31, 2006.  This increase was primarily from increased staffing cost as a result of the Merger and the opening of our Delran branch in June 2007.

Occupancy, equipment and data processing expense increased $597,000, or 20.8%, to $3.5 million for the year ended December 31, 2007 from $2.9 million for the year ended December 31, 2006.  This increase resulted primarily from the Merger and the opening of our Delran branch in June 2007.

Marketing and business development expense increased $136,000, or 22.5%, to $741,000 for the year ended December 31, 2007 from $605,000 for the year ended December 31, 2006.  This increase was primarily due to the opening of our Delran branch in June 2007.

Professional services increased $364,000, or 74.9%, to $850,000 for the year ended December 31, 2007 from $486,000 for the year ended December 31, 2006.  This increase was primarily due to the formation of our Holding Company in March 2007.

Other operating expenses, including amortization of core deposit intangible, increased $752,000, or 86.0%, to $1,626,000 for the year ended December 31, 2007 from $874,000 for the year ended December 31, 2006.  This increase was primarily as a result of the Merger, including the amortization of core deposit premium of $275,000.

Income Taxes

Income tax benefit, as a percentage of pre-tax loss, was 34.8% in 2007.  Income tax expense, as a percentage of pre-tax income, was 38.0% in 2006.

Financial Condition

General

Our total assets increased $73.2 million, or 21.7%, to $410.5 million at December 31, 2007 from $337.2 million at December 31, 2006.  This increase was mainly due to the Merger in March 2007.

Loan Portfolio

Total loans, excluding loans held for sale, increased $68.9 million, or 28.3%, to $312.2 million at December 31, 2007 from $243.3 million at December 31, 2006.  This increase was mainly due to the Merger.

The following table summarizes our loan portfolio by category and amount at December 31, 2007 and 2006.  The loan categories correspond to our general classifications.  The table does not include loans held for sale.

	At December 31,
	2007	2006
Commercial loans	$195,233,000	$167,581,000
Residential mortgage loans	61,791,000	27,684,000
Consumer loans	55,186,000	48,018,000
Total loans	$312,210,000	$243,283,000

Loans Held for Sale

Loans held for sale decreased $1,580,000, or 97.7%, to $38,000 as of December 31, 2007 compared to $1,618,000 as of December 31, 2006.  This decrease was the result of the SLM Corporation’s (formerly known as Sallie Mae) plan to self fund these student loans.  We expect to discontinue funding these loans during 2008.

Non-Performing Loans

Loans, including loans past due 90 days or more and still accruing interest, are considered to be non-performing if they are on a non-accrual basis or terms have been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial condition of the borrowers.  A loan that is past due 90 days or more and still accruing interest remains on accrual status only where it is both adequately secured as to principal and interest and is in the process of collection.

At December 31, 2007 and 2006, loans past due 90 days or more and still accruing interest were $2,644,000 and $178,000, respectively.  Total non-accruing loans were $4,538,000 and $268,000 at December 31, 2007 and 2006, respectively.

The table below recaps loans accruing but past due 90 days or more, non-accrual loans, OREO (Other Real Estate Owned), and repossessed personal property as of December 31, 2007 and 2006.

	At December 31,
	2007	2006
Loans accruing, but past due 90 days or more	$2,644,000	$178,000
Non-accrual loans	4,538,000	268,000
Total non-performing loans	7,182,000	446,000
OREO and repossessed personal property	-	-
Total non-performing assets	$7,182,000	$446,000

Non-performing loans/Total loans (1)	2.30%	0.18%
Non-performing assets/Total assets	1.75%	0.13%
Allowance for loan losses/Total non-performing loans	40.25%	394.62%
(1) Includes loans held for sale.

Potential Problem Loans

In addition to non-accrual loans and loans past due 90 days or more and still accruing interest, we maintain a “watch list” of loans where management has identified problems which potentially could cause such loans to be placed on non-accrual status in future periods.  Loans on the watch list are subject to heightened scrutiny and more frequent review by management.  At December 31, 2007, there were five such loans totaling $600,000.  Management believes that they have provided an adequate allowance for such loans and are aggressively pursuing collection from the borrowers.

Allowance for Loan Losses

We determine the level of allowance for loan losses based on a number of factors. In order to determine the amount of the provision for loan losses, we conduct a quarterly review of the loan portfolio to evaluate overall credit quality.  This evaluation consists of an analysis of individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, changes in non-performing loans, the capability of specific borrowers to repay specific loan obligations and current loan collateral values.  We also consider past estimates of possible loan losses and actual losses incurred.  As adjustments become identified, they are reported in earnings for the period in which they become known.  During the fourth quarter of 2007, the Company increased the allowance for loan losses due mainly to management’s determination that nine of its loan customers had deteriorated in financial condition and warranted an increase in risk to the Company.

The following schedule sets forth the allocation of the allowance for loan losses among various categories.  The allocation is based upon historical experience.  The entire allowance for loan losses is available to absorb future loan losses in any loan category.  This schedule includes any provision for loan losses associated with loans held for sale.

	At December 31,
	2007		2006
		% of Loans in		% of Loans in
		Each Category		Each Category
	Amount	to Total Loans	Amount	to Total Loans
Allocation of allowance
for loan losses:
Commercial loans	$2,596,000	62%	$1,570,000	69%
Consumer loans	141,000	18	120,000	20
Residential mortgage loans	154,000	20	70,000	11
Total	$2,891,000	100%	$1,760,000	100%

Summary of Charge-Off Experience

The following table summarizes the activity in our allowance for loan losses and our charge-off experience for 2007 and 2006:

	Year Ended December 31,
	2007	2006
Balance at beginning of period	$1,760,000	$1,154,000
Charge-offs:
Commercial loans	(242,000)	-
Consumer loans	(58,000)	(1,000)
Residential mortgage loans	-	-
	(300,000)	(1,000)
Recoveries:
Commercial loans	1,000	1,000
Consumer loans	3,000	1,000
Residential mortgage loans	8,000	-
	12,000	2,000
Net recoveries (charge-offs)	(288,000)	1,000
Provision for loan loss	401,000	605,000
Allowance for credit losses in acquired bank	1,018,000	-
Balance at end of period	$2,891,000	$1,760,000

Average loans outstanding (1)	$302,834,000	$254,693,000

Net charge-offs as a percentage of average loans	0.10%	0.00%

(1) Includes loans held for sale and non-accruing loans

Investment Securities Portfolio

The following table presents the amortized cost and approximate market values at December 31, 2007 and 2006, for each major category of our investment securities:

	At December 31,
	2007	2007	2006	2006

	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
Investment Securities Available-for-Sale
U.S. Government agencies
and corporations	$29,267,000	$29,257,000	$30,263,000	$29,559,000
Municipalities	7,324,000	7,310,000	4,507,000	4,398,000
Mortgage-backed securities	11,563,000	11,528,000	13,856,000	13,569,000
Total investment securities
Available-for-Sale	$48,154,000	$48,095,000	$48,626,000	$47,526,000

Investment Securities Held-to-Maturity
U.S. Government agencies and corporations
	$100,000	$100,000	$25,000	$25,000
Municipalities	-	-	875,000	875,000
Mortgage-backed securities	6,754,000	6,697,000	8,392,000	8,187,000
Total investment securities
Held-to-Maturity	$6,854,000	$6,797,000	$9,292,000	$9,087,000

The following table presents the maturity distribution and weighted average yield of the investment securities portfolio of the Company as of December 31, 2007 and 2006.  Mortgage-backed securities principal repayment provisions are shown based on contractual maturity.  Weighted average yields on tax-exempt obligations have been computed on a taxable equivalent basis.

	At December 31, 2007
	Within 1 Year		After 1 Year Through 5 Years		After 5 Years Through 10 Years		After 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Investment Securities

Available-for-Sale at amortized cost:
U.S. Government agencies and corporations	$ 4,900	3.18%	$23,367	4.17%	$ 1,000	6.15%	$ -	-	$29,267	4.07%
Municipalities	-	-	-	-	1,271	5.03%	6,053	6.40%	7,324	6.18%
Mortgage-backed securities	237	4.20%	2,444	4.26%	957	4.05%	7,925	4.59%	11,563	4.47%
Total securities available-for-sale	$ 5,137	3.23%	$25,811	4.18%	$ 3,228	5.09%	$13,978	5.37%	$48,154	4.49%

Held-to-Maturity at amortized cost:
U.S. Government agencies and corporations	$ 100	1.00%	$ -	-	$ -	-	$ -	-	$ 100	1.00%
Mortgage-backed securities	300	3.83%	2,777	4.03%	870	3.91%	2,807	4.36%	6,754	4.15%
Total securities held-to-maturity	$ 400	3.13%	$ 2,777	4.03%	$ 870	3.91%	$ 2,807	4.36%	$ 6,854	4.10%

	At December 31, 2006
	Within 1 Year		After 1 Year Through 5 Years		After 5 Years Through 10 Years		After 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Investment Securities

Available-for-Sale at amortized cost:
U.S. Government agencies and corporations	$ 1,000	2.74%	$25,513	3.94%	$ 3,750	5.32%	$ -	-	$30,263	4.07%
Municipalities	-	-	-	-	1,271	4.50%	3,236	5.52%	4,507	5.23%
Mortgage-backed securities	-	-	3,298	4.17%	1,211	3.97%	9,347	4.51%	13,856	4.38%
Total securities available-for-sale	$ 1,000	2.74%	$28,811	3.97%	$ 6,232	4.89%	$12,583	4.77%	$48,626	4.27%

Held-to-Maturity at amortized cost:
U.S. Government agencies and corporations	$ 25	1.00%	$ -	-	$ -	-	$ -	-	$ 25	1.00%
Municipalities	875	2.96%	-	-	-	-	-	-	875	2.96%
Mortgage-backed securities	-	-	3,668	3.94%	1,115	3.88%	3,609	4.05%	8,392	3.98%
Total securities held-to-maturity	$ 900	2.91%	$ 3,668	3.94%	$ 1,115	3.88%	$ 3,609	4.05%	$ 9,292	3.88%

Investments consist of mortgage-backed securities, U.S. Government agency securities and tax-free municipal securities.  We use the investment portfolio to provide adequate liquidity to the Company, to assist in managing interest rate risk and to provide a reasonable rate of return.

Deposits

Total deposits increased $53.7 million, or 18.2%, to $349.0 million at December 31, 2007 from $295.3 million at December 31, 2006.  This increase was a direct result of the Merger.  Noninterest-bearing demand deposits decreased $1.8 million, or 4.6%, to $37.2 million at December 31, 2007 from $39.0 million at December 31, 2006.  MMDA and NOW accounts increased $10.6 million, or 21.8%, to $59.2 million at December 31, 2007 from $48.6 million at December 31, 2006.  Savings deposits increased $18.6 million, or 68.4%, to $45.8 million at December 31, 2007 from $27.2 million at December 31, 2006.  Time deposits under $100,000 increased $21.3 million, or 14.5%, to $167.6 million at December 31, 2007 from $146.3 million at December 31, 2006.  Jumbo time deposits increased $5.0 million, or 14.5%, to $39.2 million at December 31, 2007 from $34.2 million at December 31, 2006.

The following table represents categories of our deposits at December 31, 2007 and 2006:

	At December 31,
	2007		2006
	Amount	%	Amount	%
Noninterest-bearing demand deposits	$37,246,000	10.7%	$39,021,000	13.2%
Interest-bearing demand deposits	59,207,000	17.0	48,593,000	16.5
Savings deposits	45,791,000	13.1	27,195,000	9.2
Time deposits, under $100,000	167,563,000	48.0	146,284,000	49.5
Time deposits, $100,000 or more	39,151,000	11.2	34,197,000	11.6
Total Deposits	$348,958,000	100.0%	$295,290,000	100.0%

The following table describes the maturity of time deposits of $100,000 or more at the dates indicated:

	At December 31,
	2007	2006
3 months or less	$28,711,000	$26,351,000
Over 3 months through 6 months	5,420,000	2,057,000
Over 6 months through 12 months	2,525,000	4,033,000
Over 1 year	2,495,000	1,756,000
Total	$39,151,000	$34,197,000

The following tables detail the average deposit amount, the average interest rate paid and the percentage of each category to total deposits for the years ended December 31, 2007 and 2006:

	Year Ended December 31, 2007
	Daily Average	Average	Percent
	Balance	Rate	Of Total
NOW & money market savings deposits	$60,776,000	2.1%	16.9%
Regular savings deposits	38,429,000	2.6	10.7
Time deposits	219,735,000	4.8	61.0
Total interest-bearing deposits	318,940,000		88.6
Noninterest-bearing demand deposits	41,166,000		11.4
Total deposits	$360,106,000		100.0%

	Year Ended December 31, 2006
	Daily Average	Average	Percent
	Balance	Rate	Of Total
NOW & money market savings deposits	$52,753,000	2.4%	17.6%
Regular savings deposits	26,758,000	2.5	9.0
Time deposits	185,903,000	4.3	62.1
Total interest-bearing deposits	265,414,000		88.7
Noninterest-bearing demand deposits	33,928,000		11.3
Total deposits	$299,342,000		100.0%

Borrowings

At December 31, 2007 and 2006, the Company had advances from the FHLB totaling $10.5 million and $5.9 million, respectively.  This increase in advances was a result of management’s decision to manage the net interest margin with less reliance on higher yielding time deposits in 2007.  The advances, as of December 31, 2007, have maturities of less than two years and rates ranging from 3.61% to 4.06%.  These advances require the Company to pledge certain securities ($12,075,000 at December 31, 2007) in our investment portfolio to the FHLB and these advances cannot be prepaid without penalty.

On May 1, 2007, Sterling Banks Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company (the “Trust”), issued $6.2 million of variable rate capital trust pass-through securities to investors.  The variable interest rate re-prices quarterly after five years at the three month LIBOR plus 1.70% and was 6.744% as of December 31, 2007.  The Trust purchased $6.2 million of variable rate junior subordinated deferrable interest debentures from the Company.  The debentures are the sole asset of the Trust.  The terms of the junior subordinated debentures are the same as the terms of the capital securities.  The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities.  The capital securities are redeemable by the Company on or after May 1, 2012 at par or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier I Capital is no longer allowed, or certain other contingencies arise.  The capital securities must be redeemed upon final maturity of the subordinated debentures on May 1, 2037.  Proceeds of approximately $4.5 million were contributed to paid-in capital of the Bank.  The remaining $1.5 million was retained at the Company for future use.

Return on Equity and Assets

	At December 31,
	2007	2006
Return (Loss) on average assets	(0.12)%	0.21%
Return (Loss) on average equity	(1.22)%	2.14%
Dividend payout ratio	N/M	80.00%
Average equity to average assets ratio	10.12%	9.93%

N/M = Not meaningful

Liquidity and Capital Resources

Liquidity represents an institution’s ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors.  Our primary sources of funds are deposits, proceeds from principal and interest payments on loans and investments, sales of investment securities available-for-sale and borrowings.  While maturities and scheduled amortization of loans and investments are a predictable source of funds, deposit flows, loan prepayments and mortgage-backed securities prepayments are influenced by interest rates, economic conditions, and competition.  Competition for deposits may require banks to increase the rates payable on deposits or expand their branch networks to adequately grow deposits in the future.

We monitor our liquidity position on a daily basis.  We use overnight federal funds and interest- bearing deposits in other banks to absorb daily excess liquidity.  Conversely, overnight federal funds may be purchased to satisfy daily liquidity needs.  Federal funds are sold or purchased overnight through correspondent banks, one of which diversifies the holdings to an approved group of banks throughout the country.  At December 31, 2007, the Company had an aggregate availability of $106.7 million in secured and unsecured overnight lines of credit from its correspondent banks for the purchasing of federal funds.

As of December 31, 2007, the Bank met all capital adequacy requirements and we believe we are “well capitalized” under the regulatory framework for prompt corrective action.  To be categorized as “well capitalized,” the Bank must maintain minimum leverage, Tier I and total capital ratios as set forth in the following table.

Our actual capital ratios are presented in the following table:

	“Well Capitalized”	Actual at December 31, 2007	Actual at December 31, 2006
Leverage ratio (1)	5.00%	8.28%	10.39%

Tier I capital to risk-weighted assets	6.00%	10.21%	13.09%

Total capital to risk-weighted assets	10.00%	11.13%	13.77%

(1) Tier I capital to quarterly average of total assets.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit.  As of December 31, 2007 and 2006, commitments to extend credit and unused lines of credit amounted to approximately $57,624,000 and $56,131,000, respectively, and standby letters of credit were approximately $5,161,000 and $5,720,000, respectively.  These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statements of financial condition.

The Company has also entered into long-term lease obligations for some of its premises and equipment, the terms of which generally include options to renew. These instruments involve, to varying degrees, elements of off-balance sheet risk in excess of the amount recognized in the statements of financial condition.  At December 31, 2007, the required future minimum rental payments under these leases are as follows:

Years Ending December 31,
2008	$ 641,000
2009	581,000
2010	593,000
2011	609,000
2012	604,000
Thereafter	4,554,000
$ 7,582,000

The off-balance sheet arrangements discussed above did not and are not reasonably likely to have a material impact on the Company’s Bank's Financial Statements.

Asset and Liability Management

Important to the concept of liquidity is the management of interest-earning assets and interest-bearing liabilities.  An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates.  Interest rate sensitivity measures the relative volatility of a bank’s interest margin resulting from changes in market interest rates.  Through asset and liability management, we seek to position ourselves to contend with changing interest rates.

The following table summarizes repricing intervals for interest-earning assets and interest-bearing liabilities as of December 31, 2007, and the difference or “gap” between them on an actual and cumulative basis for the periods indicated.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income.  During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely.  Items presented in this table are categorized as to remaining maturity or next repricing date.

	At December 31, 2007
	3 months or less	Over 3 months through 1 year	Over 1 year through 3 years	Over 3 years through 5 years	Over 5 years through 15 years	Over 15 years	Total
	(In thousands)
Interest-Earning Assets:

Loans (1)	$86,763	$39,760	$41,953	$27,496	$33,320	$78,770	$308,062
Investment securities:
Held-to-maturity	265	1,588	2,694	1,437	870	-	6,854
Available-for-sale	305	6,748	25,029	5,490	10,545	37	48,154
Restricted stock	2,229	-	-	-	-	-	2,229
Federal funds sold	234	-	-	-	-	-	234
Due from banks	69	-	-	-	-	-	69

Total interest-earning
assets	$89,865	$48,096	$69,676	$34,423	$44,735	$78,807	$365,602

Interest-Bearing Liabilities:

Savings deposits	$45,791	$-	$-	$-	$-	$-	$45,791
NOW and MMDA
deposits	59,207	-	-	-	-	-	59,207
Time deposits	84,671	100,410	20,734	899	-	-	206,714
Borrowings	9,500	-	1,000	6,186	-	-	16,686

Total interest-bearing liabilities	$199,169	$100,410	$21,734	$7,085	$-	$-	$328,398

Interest rate sensitive gap	$(109,304)	$(52,314)	$47,942	$27,338	$44,735	$78,807	$37,204

Cumulative interest rate sensitive gap	$(109,304)	$(161,618)	$(113,676)	$(86,338)	$(41,603)	$37,204

Cumulative gap/Total assets	(26.6%)	(39.4%)	(27.7%)	(21.0%)	(10.1%)	9.1%

________________
(1) Includes loans held for sale.

The method used to analyze interest rate sensitivity in the table above has a number of limitations.  Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same or similar time periods.  The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates.  Also, certain assets (e.g., adjustable rate loans) often have provisions that limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan.  Additionally, the actual prepayments and withdrawals in the event of a change in interest rates may differ significantly from those assumed in the calculations shown in the table.  Finally, the ability of borrowers to service their debt may decrease in the event of an interest rate increase.

Report of Independent Registered Public Accounting Firm

Shareholders and Directors

Sterling Banks, Inc.

Mount Laurel, New Jersey

We have audited the consolidated balance sheets of Sterling Banks, Inc. and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ending December 31, 2007 and 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sterling Banks, Inc. and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ending December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

We are not engaged to examine management’s assertion about the effectiveness of Sterling Banks, Inc. and Subsidiary’s internal control over financial reporting as of December 31, 2007 included in the accompanying Management’s Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Blue Bell, Pennsylvania
March 25, 2008

Sterling Banks, Inc.

Consolidated Balance Sheets
December 31, 2007 and 2006

Assets	2007	2006

Cash and cash due from banks	$11,554,000	$16,064,000
Federal funds sold	234,000	6,878,000

Cash and cash equivalents	11,788,000	22,942,000

Investment securities held-to-maturity, at cost (fair value of $6,797,000
and $9,087,000 at December 31, 2007 and 2006, respectively)	6,854,000	9,292,000
Investment securities available-for-sale, at fair value	48,095,000	47,526,000

Total investment securities	54,949,000	56,818,000

Restricted stock, at cost	2,229,000	1,436,000

Loans held for sale	38,000	1,618,000

Loans	312,210,000	243,283,000
Less: allowance for loan losses	(2,891,000)	(1,760,000)

Net loans	309,319,000	241,523,000

Goodwill and core deposit intangible asset, net	14,924,000	-
Bank premises and equipment, net	9,751,000	6,922,000
Accrued interest receivable and other assets	7,487,000	5,989,000

Total assets	$410,485,000	$337,248,000

Sterling Banks, Inc.

Consolidated Balance Sheets
December 31, 2007 and 2006

Liabilities and Shareholders' Equity	2007	2006

Liabilities
Deposits:
Noninterest-bearing	$37,246,000	$39,021,000
Interest-bearing	311,712,000	256,269,000

Total deposits	348,958,000	295,290,000

Federal Home Loan Bank advances	10,500,000	5,885,000
Subordinated debentures	6,186,000	-
Accrued interest payable and other accrued liabilities	1,533,000	1,305,000

Total liabilities	367,177,000	302,480,000

Commitments and Contingencies (Notes 8, 9 and 16)

Shareholders' Equity
Common stock,
$2 par value, 15,000,000 shares authorized; 5,843,362 and 4,783,568 shares
issued and outstanding at December 31, 2007 and 2006, respectively	11,687,000	9,567,000
Additional paid-in capital	29,708,000	22,930,000
Retained earnings	1,949,000	2,931,000
Accumulated other comprehensive loss	(36,000)	(660,000)

Total shareholders' equity	43,308,000	34,768,000

Total liabilities and shareholders' equity	$410,485,000	$337,248,000

See Notes to Consolidated Financial Statements.

Sterling Banks, Inc.

Consolidated Statements of Operations
Years Ended December 31, 2007 and 2006

	2007	2006
Interest and dividend income
Interest and fees on loans	$22,802,000	$19,430,000
Interest and dividends on securities	2,374,000	2,410,000
Interest on due from banks	173,000	289,000
Interest on Federal funds sold	485,000	417,000
Total interest and dividend income	25,834,000	22,546,000

Interest expense
Interest on deposits	12,832,000	9,935,000
Interest on Federal Home Loan Bank advances and overnight borrowings	93,000	417,000
Interest on subordinated debentures	278,000	-
Total interest expense	13,203,000	10,352,000

Net interest income	12,631,000	12,194,000

Provision for loan losses	401,000	605,000

Net interest income after provision for loan losses	12,230,000	11,589,000

Noninterest income
Service charges	280,000	249,000
Miscellaneous fees and other	638,000	402,000
Total noninterest income	918,000	651,000

Noninterest expenses
Compensation and benefits	7,235,000	6,212,000
Occupancy, equipment and data processing	3,470,000	2,873,000
Marketing and business development	741,000	605,000
Professional services	850,000	486,000
Amortization of core deposit intangible asset	275,000	-
Other operating expenses	1,351,000	874,000
Total noninterest expenses	13,922,000	11,050,000

Income (Loss) before income tax expense	(774,000)	1,190,000

Income tax expense (benefit)	(269,000)	452,000

Net income (loss)	$(505,000)	$738,000

Net income (loss) per common share:
Basic	$(0.09)	$0.15
Diluted	$(0.09)	$0.14
Weighted average shares outstanding:
Basic	5,676,000	5,011,000
Diluted	5,676,000	5,107,000

See Notes to Consolidated Financial Statements.

Sterling Banks, Inc.

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2007 and 2006

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity

December 31, 2005	4,536,452	$9,073,000	$23,263,000	$2,746,000	$(834,000))	$34,248,000

Comprehensive income:

Net income	-	-	-	738,000	-	738,000
Change in net unrealized loss on
securities available-for-sale, net of
reclassification adjustment and tax
effects	-	-	-	-	174,000	174,000
Total comprehensive income						912,000

Cash dividends paid ($0.12 per share)	-	-	-	(553,000))	-	(553,000))

5% common stock dividend	227,181	454,000	(454,000))	-	-	-

Stock compensation	-	-	12,000	-	-	12,000

Net proceeds from issuance of common
stock	19,935	40,000	109,000	-	-	149,000

December 31, 2006	4,783,568	9,567,000	22,930,000	2,931,000	(660,000))	34,768,000

Comprehensive income:

Net loss	-	-	-	(505,000))	-	(505,000))
Change in net unrealized loss on
securities available-for-sale, net of
reclassification adjustment and tax
effects	-	-	-	-	624,000	624,000
Total comprehensive income						119,000

Cash dividends paid ($0.09 per share)	-	-	-	(477,000))	-	(477,000))

Common stock split effected in the form of a 5% common stock dividend	277,863	556,000	(558,000))	-	-	(2,000))

Stock compensation	-	-	26,000	-	-	26,000

Net proceeds from issuance of common
stock	13,493	27,000	64,000	-	-	91,000

Acquisition of Farnsworth Bancorp, Inc.	768,438	1,537,000	7,246,000	-	-	8,783,000

December 31, 2007	5,843,362	$11,687,000	$29,708,000	$1,949,000	$ (36,000))	$ 43,308,000

See Notes to Consolidated Financial Statements.

See Notes to Consolidated Financial Statements.

Sterling Banks, Inc.

Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities
Net income (loss)	$(505,000)	$738,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	1,020,000	913,000
Provision for loan losses	401,000	605,000
Net amortization of purchase premiums and discounts on securities	49,000	87,000
Net amortization of core deposit intangible	275,000	-
Stock compensation	26,000	12,000
Realized gain on sales of securities available-for-sale	(5,000)	-
Realized (gain) loss on sales of equipment	(6,000)	30,000
Deferred income tax benefit	(269,000)	(386,000)
Proceeds from sale of loans held for sale	5,500,000	204,479,000
Originations of loans held for sale	(3,920,000)	(165,376,000)
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	(199,000)	(730,000)
Increase (decrease) in accrued interest payable and other accrued liabilities	(2,260,000)	289,000
Net cash provided by operating activities	107,000	40,661,000

Cash Flows From Investing Activities
Purchases of securities available-for-sale	(4,595,000)	(7,886,000)
Purchases of securities held-to-maturity	(75,000)	(875,000)
Proceeds from sales of securities available-for-sale	20,416,000	-
Proceeds from maturities of securities available-for-sale	3,000,000	2,000,000
Proceeds from maturities of securities held-to-maturity	875,000	-
Proceeds from principal payments on mortgage-backed securities available-for-sale	2,409,000	3,084,000
Proceeds from principal payments on mortgage-backed securities held-to-maturity	1,620,000	2,357,000
Purchases of restricted stock	(2,308,000)	-
Proceeds from sale of restricted stock	1,515,000	440,000
Net (increase) decrease in loans	6,505,000	(17,944,000)
Proceeds from sales of equipment	29,000	85,000
Purchases of premises and equipment	(1,701,000)	(1,867,000)
Cash acquired in acquisition, net of cash paid	3,096,000	-
Net cash provided by (used in) investing activities	30,786,000	(20,606,000)

Cash Flows From Financing Activities
Net proceeds from issuance of common stock	91,000	149,000
Dividends paid	(477,000)	(553,000)
Net decrease in deposits	(52,054,000)	(5,121,000)
Proceeds from issuance of subordinated debentures	6,186,000	-
Proceeds from Federal Home Loan Bank Advances	10,500,000	-
Repayment of Federal Home Loan Bank Advances	(6,293,000)	(9,756,000)
Net cash used in financing activities	(42,047,000)	(15,281,000)

Increase (Decrease) in cash and cash equivalents	(11,154,000)	4,774,000

Cash and Cash Equivalents, beginning	22,942,000	18,168,000
Cash and Cash Equivalents, ending	$11,788,000	$22,942,000

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$13,311,000	$10,272,000
Income taxes	$175,000	$685,000

See Notes to Consolidated Financial Statements.

Note 1.  Description of Business and Summary of Significant Accounting Policies

Description of Business:  Sterling Banks, Inc. is a bank holding company headquartered in Mount Laurel, NJ. Through its subsidiary, Sterling Banks, Inc. provides individuals, businesses and institutions with commercial and retail banking services, principally in loans and deposits.  Sterling Banks, Inc. was incorporated under the laws of the State of New Jersey on February 28, 2006 for the sole purpose of becoming the holding company of Sterling Bank (the “Bank”).

The Bank is a commercial bank, which was incorporated on September 1, 1989, and commenced operations on December 7, 1990.  The Bank is chartered by the New Jersey Department of Banking and Insurance and is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation.  The Bank maintains its principal office at 3100 Route 38 in Mount Laurel, New Jersey and has ten other full service branches.  The Bank’s primary deposit products are checking, savings and term certificate accounts, and its primary loan products are consumer, residential mortgage and commercial loans.

The accounting and financial reporting policies of the Sterling Banks, Inc. and Subsidiary (the “Company”) conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.  The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Financial Statements:  The financial statements include the accounts of Sterling Banks, Inc. and its wholly-owned subsidiary, Sterling Bank.  Sterling Banks Capital Trust I is a wholly-owned subsidiary but, in accordance with Financial Accounting Interpretation No. 46, Consolidation of Variable Interest Entities, is not consolidated because it does not meet the requirements.  All significant inter-company balances and transactions have been eliminated.

Investment Securities:  Investment securities are classified under one of the following categories at the date of purchase: “Held-to-Maturity” and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; “Available-for-Sale” and accounted for at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity; or “Trading” and accounted for at fair value, with unrealized gains and losses reported as a component of net income.  Classification is reassessed at each balance sheet date.  The Company has not held and does not intend to hold trading securities.

At December 31, 2007 and 2006, the Company has identified investment securities that will be held for indefinite periods of time, including securities that will be used as part of the Company’s asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors.  These securities are classified as “available-for-sale” and are carried at fair value, with any unrealized gains or temporary losses reported as a separate component of other comprehensive income, net of the related income tax effect.

Also, at December 31, 2007 and 2006, the Company reported investments in securities, which were carried at cost, adjusted for amortization of premiums and accretion of discounts.  The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions.  These securities are classified as “held-to-maturity.”

Note 1.  Description of Business and Summary of Significant Accounting Policies (Continued)

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value, and are included in noninterest income in the statements of operations.  Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that the Company would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

The amortization of premiums and accretion of discounts, computed by using the interest method over their contractual lives, are recognized in interest income.  Gains and losses on the sale of such securities are accounted for on the specific identification basis.

Restricted Stock:  Restricted stock includes investments in the common stocks of the Federal Reserve Bank of Philadelphia, the Federal Home Loan Bank of New York, and the Atlantic Central Bankers Bank, for which no markets exists and, accordingly, are carried at cost.

Loans:  The Company originates residential mortgage, commercial and consumer loans to customers located principally in Burlington County and Camden County in southern New Jersey.  The ability of the Company’s debtors to honor their contracts is dependent upon general economic conditions in this area, including the real estate market, employment conditions and the interest rate market.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the related loan yield using the interest method.

A loan is considered to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date.  The accrual of interest on residential mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection.  Consumer and other personal loans are typically charged off no later than 180 days past due.  In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.  The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience.

Note 1.  Description of Business and Summary of Significant Accounting Policies (Continued)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of loans in light of changes in the nature and volume of the loan portfolio, overall portfolio quality and historical experience, review of specific problem loans, adverse situations which may affect borrowers’ ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and other factors which may warrant current recognition.  Such periodic assessments may, in management’s judgment, require the Bank to recognize additions or reductions to the allowance.

Various regulatory agencies periodically review the adequacy of the Company’s allowance for loan losses as an integral part of their examination process.  Such agencies may require the Company to recognize additions or reductions to the allowance based on their judgments of information available to them at the time of their examination.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual residential mortgage and consumer loans for impairment disclosures.

Loans Held for Sale:  Loans held for sale consist of student loans generated from an agreement the Company has with SLM Corporation.  The Company funds loans made by SLM to students for a period of 30 to 45 days.  SLM is contractually obligated to purchase the loans at face value, plus accrued interest, within 45 days.  Loans held for sale are recorded at the lower of aggregate cost or estimated fair value.  Interest income is accrued on the unpaid principal balance.

Concentration of Credit Risk:  The Company’s loans are generally to diversified customers in Burlington County and Camden County, New Jersey.  The concentrations of credit by type of loan are set forth in Note 5.  Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the cash flow or proceeds from the sale of selected assets of the borrower.

Mortgage-backed securities held by the Company generally consist of certificates that are guaranteed by an agency of the United States government.

Segment Reporting:  The Company operates one reporting segment of business, “community banking.”  Through its community banking segment, the Company provides a broad range of retail and commercial banking services.

Note 1.  Description of Business and Summary of Significant Accounting Policies (Continued)

Transfers of Financial Assets:  Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Interest Rate Risk:  The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other borrowed funds, to make commercial, residential mortgage, and consumer loans, and to invest in overnight and term investment securities.  Inherent in such activities is the potential for the Company to assume interest rate risk, which results from differences in the maturities and repricing characteristics of assets and liabilities.  For this reason, management regularly monitors the level of interest rate risk and the potential impact on net income.

Premises and Equipment:  Premises and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements.

Impairment of Long-Lived Assets:  The Company reviews long-lived assets, including property and equipment and definite lived intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.  Impairment, if any, is assessed using discounted cash flows.  No impairments have occurred to date.

Goodwill and Other Intangibles Assets:  Goodwill, the excess of cost over fair value of net assets acquired of Farnsworth Bancorp, Inc. (Note 2), amounted to approximately $11.7 million at December 31, 2007.  The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets”.  Goodwill is subject to annual testing for impairment.  The Company tests goodwill for impairment using the two-step process prescribed by SFAS No. 142.  The first step tests for potential impairment, while the second step measures the amount of impairment, if any.  The Company performs the required annual impairment test during the fourth quarter of each year.  Step one of the impairment test in 2007 indicated that goodwill was not impaired.

Other intangible assets, which consist of core deposit intangibles, totaled approximately $3.2 million at December 31, 2007.  This amount is amortized over its estimated useful life (ten years) and is also subject to impairment testing.

Income Taxes:  Deferred income taxes arise principally from the difference between the income tax basis of an asset or liability, and its reported amount in the financial statements, at the statutory income tax rates expected to be in effect when the taxes are actually paid or recovered.  Deferred income tax assets are reduced by a valuation allowance when, based on the weight of evidence available, it is more likely than not that some portion of the net deferred tax assets may not be realized.

Note 1.  Description of business and summary of significant accounting policies (Continued)

Comprehensive Income:  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities are reported as a separate component of the equity section of the balance sheet.  Such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects for 2007 and 2006 are as follows:

	2007	2006
Unrealized holding gains on available-for-sale securities	$1,045,000	$290,000
Reclassification adjustment for gains realized in income	(5,000)	-
Net unrealized gains	1,040,000	290,000
Tax effect	(416,000)	(116,000)
Net-of-tax amount	$624,000	$174,000

Statement of Cash Flows:  For the purpose of the statement of cash flows, cash equivalents are defined as cash and due from banks and other short-term investments with an original maturity, when purchased, of ninety days or less.  For the purposes of the statement of cash flows, the change in loans and deposits are shown on a net basis.

Earnings Per Common Share:  Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the year.  Diluted earnings per common share consider common share equivalents (when dilutive) outstanding during each year.  Certain options to purchase common stock were excluded from the 2007 computation because of the net loss incurred and the 2006 computation because the exercise prices of such options were greater than the average market price of the Company’s common stock during the period.  The Company uses the treasury stock method in calculating diluted earnings per common share.  Both basic and diluted earnings per share computations give retroactive effect to stock splits or dividends declared.  Earnings per common share have been computed based on the following for the years ended December 31, 2007 and 2006:

	2007	2006
Net income (loss)	$(505,000)	$738,000

Average number of common shares outstanding	5,676,000	5,011,000
Effect of dilutive options	-	96,000
Average number of common shares outstanding used to
calculate diluted earnings per common share	5,676,000	5,107,000

Note 1.  Description of business and summary of significant accounting policies (Continued)

Stock-Based Employee Compensation:  The Company has a stock-based employee compensation plan which is more fully described in Note 15.  Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 123 Share-Based Payment (Revised 2004)(“SFAS 123R”) utilizing the modified prospective approach.  SFAS 123R generally requires that the Company record compensation expense equal to the fair value of all  equity-based  compensation  over the  vesting  period of each award.  Under the modified prospective transition method, the Company is required to recognize compensation cost for 1) all share-based payments granted prior to, but not vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) for all share-based payments granted on or after January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123R.  In accordance with the modified prospective method, the Company did not restate prior period results.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards.

Use of Estimates:  The preparation of financial statements in accordance with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The principal estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses, the valuation of goodwill and other intangible assets, the valuation of deferred tax assets and the fair value disclosures of financial instruments.

Recent Accounting Pronouncements:

FIN 48 Accounting for Uncertainty in Income Taxes and Related Interpretation Issues

In July 2006, FASB published FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes and Related Interpretation Issues” (“FIN 48”).  FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction).  According to the terms of FIN 48, the financials will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without time values.  The Company adopted the provisions of FIN 48 on January 1, 2007.  The adoption of FIN 48 did not have a material impact on the Company.  The Company did not recognize interest or penalties related to income tax during the period ended December 31, 2007 and did not accrue for interest or penalties as of December 31, 2007.  The Company does not have an accrual for uncertain tax positions as of December 31, 2007.  Tax returns for all years 2004 and thereafter are subject to future examination by tax authorities.

Note 1.  Description of business and summary of significant accounting policies (Continued)

Statement No. 157 Fair Value Measurements (“SFAS No. 157”)

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement.  SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets.  Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, except for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until fiscal years beginning after November 15, 2008.  The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Statement No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”)

In February 2007, the FASB issued SFAS No. 159, which permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions.  The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  SFAS No. 159 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Statement No. 141R, Business Combinations, and Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 141R and SFAS No. 160.  These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements.  Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited.  These Statements are effective for the Company beginning on January 1, 2009.  The Company is currently evaluating the provisions of FAS 141R and FAS 160.

Note 2.  Business Combination

On March 16, 2007, Farnsworth Bancorp, Inc. (“Farnsworth”), which was the parent company of Peoples Savings Bank, based in Bordentown, New Jersey, merged (the “Merger”) with and into the Company, with the Company as the surviving entity.  At the same time, Peoples Savings Bank merged (the “Bank Merger”, and, together with the Merger, the “Transaction”) into the Bank with the Bank as the surviving entity.  The Transaction has been accounted for as a purchase and the results of operations of Farnsworth since the acquisition date have been included in the Company’s consolidated financial statements.  The purchase price of approximately $18.3 million, which consisted of 768,438 shares (806,860 shares as a result of the stock split in 2007) of Company common stock valued at $11.43 per share ($10.89 per share as a result of the stock split in 2007) ($8,783,000) and cash of $9.5 million, was allocated based upon the fair value of the assets and liabilities acquired as follows:

Note 2.	Business Combination (Continued)

	Loans, net	$74,702,000
	Investments	20,785,000
	Core deposit intangible asset	3,471,000
	Deposits	(105,722,000)
	Other, net (including acquired cash and cash equivalents of $12,598,000)	13,320,000
	Net fair value of assets acquired	6,556,000
	Purchase price, including acquisition costs	18,284,000
	Goodwill	$11,728,000

The allocations made are preliminary and such amounts are subject to adjustments as additional analysis is performed or obtained from third party sources.  Approximately $3.5 million was allocated to core deposit intangibles at acquisition and is being amortized over a period of ten years.  Aggregate amortization expense for intangible assets is estimated at $347,000 for each of the years 2008 through 2012.

Pro forma unaudited operating results for the years ended December 31, 2007 and 2006, giving effect to the Transaction as if it had occurred as of January 1, 2006 are as follows:

	2007	2006
Interest income	$26,739,000	$28,458,000
Interest expense	13,906,000	13,217,000
Net income (loss)	(1,251,000)	396,000
Basic and Diluted EPS	(0.22)	0.07

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments.  All adjustments were tax effected.  They do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on January 1, 2006 or of future results of operations of the consolidated entities.

Note 3.   Concentration of Credit Risk

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services.  These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per account.  Management is responsible for assessing the credit risk of its correspondent banks.  The withdrawal or usage restrictions of these accounts did not have a significant impact on the operations of the Company as of December 31, 2007.

Note 4.   Investment Securities

The Company’s investment securities as of December 31, 2007 were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale
U.S. Government agencies and corporations	$29,267,000	$45,000	$(55,000)	$29,257,000
Mortgage-backed securities	11,563,000	42,000	(77,000)	11,528,000
Municipal securities	7,324,000	49,000	(63,000)	7,310,000
Total securities available-for-sale	$48,154,000	$136,000	$(195,000)	$48,095,000
Held-to-maturity
U.S. Government agencies and corporations	$100,000	$-	$-	$100,000
Mortgage-backed securities	6,754,000	7,000	(64,000)	6,697,000
Total securities held-to-maturity	$6,854,000	$7,000	$(64,000)	$6,797,000

The Company’s investment securities as of December 31, 2006 were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale
U.S. Government agencies and corporations	$30,263,000	$11,000	$(715,000)	$29,559,000
Mortgage-backed securities	13,856,000	14,000	(301,000)	13,569,000
Municipal securities	4,507,000	-	(109,000)	4,398,000
Total securities available-for-sale	$48,626,000	$25,000	$(1,125,000)	$47,526,000
Held-to-maturity
U.S. Government agencies and corporations	$25,000	$-	$-	$25,000
Mortgage-backed securities	8,392,000	1,000	(206,000)	8,187,000
Municipal securities	875,000	-	-	875,000
Total securities held-to-maturity	$9,292,000	$1,000	$(206,000)	$9,087,000

The amortized cost and estimated market value of debt securities at December 31, 2007 by contractual maturities are shown below.  Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following maturity schedule.

Note 4.   Investment Securities (Continued)

	December 31, 2007
	Available-for-sale		Held-to-maturity
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
Maturing within one year	$4,900,000	$4,874,000	$100,000	$100,000
Maturing after one year, but within five years	23,367,000	23,372,000	-	-
Maturing after five years, but within ten years	2,271,000	2,257,000	-	-
Maturing after ten years	6,053,000	6,064,000	-	-
Mortgage-backed securities	11,563,000	11,528,000	6,754,000	6,697,000
Total securities	$48,154,000	$48,095,000	$6,854,000	$6,797,000

Proceeds from sales of investment securities available-for-sale during 2007 were $20,416,000.  Gross gains of $5,000 were realized on those transactions.  Realized gains and losses are determined on the specific identification method and are included in noninterest income.  There were no sales of investment securities in 2006.

Securities with a carrying value of $16,440,000 and $12,302,000 were pledged to secure public deposits and Federal Home Loan Bank advances at December 31, 2007 and 2006, respectively.

Included in “Interest and dividends on securities” in the Statements of Operations was $198,000 and $172,000 of tax-exempt interest income for 2007 and 2006, respectively.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2007 is as follows:

	Continuous Unrealized Losses		Continuous Unrealized Losses Existing
	Existing for Less Than 12 Months		for More Than 12 Months

		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses
Available-for-sale:
U.S. Government agencies and corporations	$-	$-	$15,240,000	$(55,000)
Mortgage-backed securities	1,084,000	(3,000)	6,444,000	(74,000)
Municipal securities	-	-	3,614,000	(63,000)
	1,084,000	(3,000)	25,298,000	(192,000)
Held-to-maturity:
Mortgage-backed securities	-	-	5,700,000	(64,000)
Total temporarily impaired securities	$1,084,000	$(3,000)	$30,998,000	$(256,000)

Note 4.  Investment Securities (Continued)

At December 31, 2007, 16 U.S. Government agencies and corporations, 36 mortgage-backed securities and 5 municipal securities were in an unrealized loss position.  Of those, 52 securities were in an unrealized loss position for one year or more.  Management believes that the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer.  This factor, coupled with the fact the Company has both the intent and ability to hold securities for a period of time sufficient to allow for any anticipated recovery in fair value, substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2006 is as follows:

	Continuous Unrealized Losses		Continuous Unrealized Losses Existing
	Existing for Less Than 12 Months		for More Than 12 Months

		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses
Available-for-sale:
U.S. Government agencies and corporations	$-	$-	$26,548,000	$(715,000)
Mortgage-backed securities	-	-	11,358,000	(301,000)
Municipal securities	528,000	(2,000)	3,568,000	(107,000)
	528,000	(2,000)	41,474,000	(1,123,000)
Held-to-maturity:
Mortgage-backed securities	-	-	7,891,000	(206,000)
Total temporarily impaired securities	$528,000	$(2,000)	$49,365,000	$(1,329,000)

Note 5.   Loans

The composition of net loans as of December 31, 2007 and 2006 are as follows:

	2007	2006
Commercial	$195,233,000	$167,581,000
Consumer	55,186,000	48,018,000
Residential mortgage	61,791,000	27,684,000
Total loans	312,210,000	243,283,000
Less: allowance for loan losses	(2,891,000)	(1,760,000)
Net loans	$309,319,000	$241,523,000

Note 6.   Loans to Related Parties

Loans to related parties include loans made to executive officers, directors and their affiliated interests.  Management believes that the Company has not entered into any transactions with these individuals or entities that were less favorable to the Company than they would have been for similar transactions with other borrowers.

Note 6.   Loans to Related Parties (Continued)

An analysis of the activity in related party loans for 2007 and 2006 is as follows:

	2007	2006
Balance, beginning of year	$4,899,000	$4,870,000
Additions	3,713,000	3,118,000
Payments	(3,295,000)	(3,089,000)
Reclassification as non-related party	(1,049,000)	-
Balance, end of year	$4,268,000	$4,899,000

At December 31, 2007 and 2006, these loans are current as to payment of principal and interest.

In addition, the Company has financial instruments with off-balance sheet risk with certain related parties including loan commitments made to executive officers, directors and their affiliated interests.  As of December 31, 2007 and 2006, commitments to extend credit and unused lines of credit amounted to approximately $1,967,000 and $1,761,000, respectively.  Standby letters of credit were approximately $242,000 and $290,000 as of December 31, 2007 and 2006, respectively.  These amounts are included in loan commitments and standby letters of credit (Note 8).

Note 7.  Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Balance, beginning of year	$1,760,000	$1,154,000
Provision for loan losses	401,000	605,000
Loans charged off	(300,000)	(1,000)
Recoveries of loans previously charged off	12,000	2,000
Allowance for credit losses in acquired bank	1,018,000	-
Balance, end of year	$2,891,000	$1,760,000

The Company identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement.  Payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, in which event payments received are recorded as a reduction of principal.  At December 31, 2007 and 2006, the carrying value of impaired loans was $7,031,000 and $3,759,000, respectively.  The average recorded investment in impaired loans during 2007 and 2006 was $5,059,000 and $698,000, respectively.  Such loans are valued based on the present value of expected future cash flows discounted at the loans’ effective interest rates and/or the fair value of collateral if a loan is collateral dependent.  Specific allocations of $338,000 and $0 were included in the allowance for loan losses at December 31, 2007 and 2006, respectively, for these loans.  At December 31, 2007 and 2006, loans past due 90 days or more and still accruing interest were $2,644,000 and $178,000, respectively.  Total non-accruing loans were $4,538,000 and $268,000 at December 31, 2007 and 2006, respectively.  Interest income on impaired loans amounted to $83,000 in 2007 and $20,000 in 2006.

Note 8.  Loan Commitments and Standby Letters of Credit

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit, which are conditional commitments issued by the Company to guarantee the performance of an obligation of a customer to a third party.  Both arrangements have credit risk essentially the same as that involved in extending loans, and are subject to the Company’s normal credit policies.  Collateral may be obtained based on management’s credit assessment of the customer.  The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments.

As of December 31, 2007 and 2006, commitments to extend credit and unused lines of credit amounted to approximately $57,624,000 and $56,131,000, respectively, and standby letters of credit were approximately $5,161,000 and $5,720,000, respectively.  During 2007 and 2006, the majority of these commitments and standby letters of credit were at a variable rate of interest.

Such commitments generally have fixed expiration dates or other termination clauses.  Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Note 9.  Company Premises and Equipment

Company premises and equipment at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Land	$1,364,000	$1,004,000
Premises and improvements	9,078,000	6,285,000
Furniture and equipment	4,620,000	4,141,000
Total premises and equipment, at cost	15,062,000	11,430,000
Less: accumulated depreciation and amortization	(5,311,000)	(4,508,000)
Premises and equipment, net	$9,751,000	$6,922,000

The estimated useful lives for calculating depreciation and amortization on furniture and equipment are between three and seven years.  Premises and leasehold improvements are depreciated over the lesser of the economic life or the term of the related lease, generally ranging from three to twenty-five years.

The Company leases certain of its branches under various operating leases expiring through 2027.  The Company is required to pay operating expenses for all leased properties.  At December 31, 2007, the required future minimum rental payment under these leases is as follows:

Note 9.   Company Premises and Equipment (Continued)

Years Ending December 31,
2008	$ 641,000
2009	581,000
2010	593,000
2011	609,000
2012	604,000
Thereafter	4,554,000
$ 7,582,000

Rent expense was $714,000 and $610,000 in 2007 and 2006, respectively.

Note 10.  Deposits

Deposits at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Demand deposits, noninterest-bearing	$37,246,000	$39,021,000
Demand deposits, interest-bearing	59,207,000	48,593,000
Savings deposits	45,791,000	27,195,000
Time deposits of $100,000 or more	39,151,000	34,197,000
Other time deposits	167,563,000	146,284,000
Total deposits	$348,958,000	$295,290,000

At December 31, 2007, the scheduled maturities of time deposits are as follows:

Years Ending December 31,
2008	$ 185,081,000
2009	16,890,000
2010	3,844,000
2011	516,000
2012	383,000
$ 206,714,000

Interest expense on time deposits of $100,000 or more was approximately $2,087,000 and $1,716,000 for the years ended December 31, 2007 and 2006, respectively.

Note 11.  Borrowed Funds and Availability Under Lines of Credit

The Company is a member of the Federal Home Loan Bank of New York.  Such membership permits the Company to obtain funding in the form of advances.  At December 31, 2007 and 2006, there were $10,500,000 and $5,885,000, respectively, in advances outstanding.

Note 11.  Borrowed Funds and Availability Under Lines of Credit (Continued)

Borrowed funds outstanding at December 31, 2007 mature in 2008 ($9,500,000) and 2009 ($1,000,000) and bear interest at fixed rates ranging from 3.61% to 4.06%.

Federal Home Loan Bank of New York advances require the Company to provide collateral, which may be in the form of a blanket lien on the Company’s assets or through a pledge, assignment, or delivery of specific assets.  At December 31, 2007 and 2006, investment securities with a carrying value of $12,075,000 and $6,775,000 were pledged, assigned, and delivered as collateral for outstanding advances.  These advances cannot be prepaid without penalty.  The agreement also requires that the Company maintain a certain percentage of its assets in home mortgage assets, which may include mortgage-backed securities, and that the Company purchase a certain amount of Federal Home Loan Bank of New York common stock.  Both requirements follow formulas established by the Federal Home Loan Bank of New York.

On May 1, 2007, Sterling Banks Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $6.2 million of variable rate capital trust pass-through securities to investors.  The variable interest rate re-prices quarterly after five years at the three month LIBOR plus 1.70% and was 6.744% as of December 31, 2007.  Sterling Banks Capital Trust I purchased $6.2 million of variable rate junior subordinated deferrable interest debentures from the Company.  The debentures are the sole asset of the Trust.  The terms of the junior subordinated debentures are the same as the terms of the capital securities.  The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities.  The capital securities are redeemable by the Company on or after May 1, 2012 at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier I Capital is no longer allowed, or certain other contingencies arise.  The capital securities must be redeemed upon final maturity of the subordinated debentures on May 1, 2037.  Proceeds of approximately $4.5 million were contributed to paid-in capital of the Bank.  The remaining $1.5 million was retained at the Company for future use.

The Company maintains the ability to borrow funds on an overnight basis under secured and unsecured lines of credit with correspondent banks.  At December 31, 2007 and 2006, the aggregate availability under such lines of credit was $106,691,000 and $87,714,000, respectively.  At December 31, 2007 and 2006, there was $9,500,000 and $0, respectively, in such outstanding borrowings.

Note 12.  Shareholders’ Equity

Sterling Banks, Inc. was incorporated in 2006 for the sole purpose of becoming the holding company for the Bank.  At the 2006 Annual meeting of Shareholders held on December 12, 2006, shareholders of the Bank approved a proposal to reorganize the Bank into the holding company form of organization in accordance with a Plan of Acquisition.  The Company recognized the assets and liabilities transferred at the carrying amounts in the accounts of the Bank as of March 16, 2007, the effective date of the reorganization.  All information for periods prior to March 16, 2007 relate to the Bank prior to the reorganization.  Pursuant to the Plan of Acquisition, each outstanding share of Sterling Bank was converted into one share of Sterling Banks, Inc.  Sterling Banks, Inc. is authorized to issue 15,000,000 shares of common stock, par value $2.00 per share, and 10,000,000 shares of preferred stock, with no par value per share.  Options outstanding under Sterling Bank’s various stock option Plans were converted into options to purchase shares of Sterling Banks, Inc. on the same terms and conditions.

Note 12.  Shareholders’ Equity (continued)

The Company paid a cash dividend of $0.03 per common share in February, May and August 2007.  The Company paid a quarterly cash dividend of $0.03 per common share in February, May, August and November 2006.

The Company paid a 5% stock dividend in September 2006.

The Company issued a 21 for 20 stock split in September 2007, effected in the form of a 5% common stock dividend.

During 2006, 19,935 stock options were exercised at a range of $6.91 to $10.00 per share.  During 2007, 13,493 stock options were exercised at a range of $6.66 to $8.04 per share.

In March 2007, the Company issued 768,438 shares (806,860 shares as a result of the stock split in 2007) of common stock in connection with the acquisition of Farnsworth Bancorp, Inc. (Note 2).

Note 13.  Income Taxes

The net deferred tax asset, which is included in “Accrued interest receivable and other assets”, at December 31, 2007 and 2006, includes the following:

	2007	2006
Deferred tax assets	$3,282,000	$1,168,000
Deferred tax liabilities	(1,585,000)	(237,000)
Net deferred tax asset	$1,697,000	$931,000

Income tax expense (benefit) for the years ended December 31, 2007 and 2006 consisted of the following:

	2007	2006
Current tax expense
Federal	$-	$592,000
State	-	246,000
Deferred tax benefit	(269,000)	(386,000)
	$(269,000)	$452,000

Income tax expense differs from the expected statutory expense principally due to non-taxable interest income earned by the Company.  A reconciliation of the Company’s effective income tax rate with the Federal rate for 2007 and 2006 is as follows:

Note 13.  Income Taxes (Continued)

	2007	2006
Tax expense (benefit) at statutory rate (35%)	$(271,000)	$417,000
Tax free interest income	(69,000)	(62,000)
Permanent differences and other, net	133,000	(15,000)
State income taxes, net of federal tax benefit	(70,000)	124,000
Benefit of income taxed at lower rates	8,000	(12,000)
	$(269,000)	$452,000

The tax effects of temporary differences between the book and tax basis of assets and liabilities which give rise to the Company’s net deferred tax asset are as follows:

	2007	2006
Allowance for loan losses	$1,057,000	$721,000
Net operating loss carryforwards	1,668,000	-
Core deposit intangible and loan premium	(907,000)	-
Securities available-for-sale	24,000	440,000
Other	(74,000)	(163,000)
Property and equipment	(71,000)	(67,000)
Net deferred tax asset	$1,697,000	$931,000

In 2007, deferred taxes in the amount of $913,000 were acquired in the Merger described in Note 2.

Realization of deferred tax assets is dependent on generating sufficient taxable income.  Although realization is not assured, management estimates that it is probable that all of the net deferred tax asset will be realized.  However, the amount of the net deferred tax asset considered realizable could be reduced if estimates of future taxable income in the foreseeable future are reduced.

At December 31, 2007, the Company had a $2,700,000 net operating loss carry forward available which expires in 2027.  In addition, the Company has federal and state net operating loss carryforwards of approximately $1,300,000 and $2,500,000, respectively, which are subject to certain income tax limitations.

Note 14.  Regulatory Matters

Capital Ratios:  The Bank is subject to various regulatory capital requirements administered by the federal banking Agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Note 14.  Regulatory Matters (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2007 and 2006, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2007, we believe the Bank is well capitalized under the regulatory framework for prompt correction action.  To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

At December 31, 2007, the Bank’s actual capital amounts and ratios are presented in the following table:

								To Be Well
								Capitalized Under
				For Capital				Prompt Corrective
	Actual			Adequacy Purposes				Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital
(To Risk Weighted Assets)	$35,923,000	11.13%	>	$25,824,000	>	8.0%	>	$32,280,000	>	10.0%
Tier 1 Capital
(To Risk Weighted Assets)	$32,957,000	10.21%	>	$12,912,000	>	4.0%	>	$19,368,000	>	6.0%
Tier 1 Capital
(to Average Assets)	$32,957,000	8.28%	>	$15,926,000	>	4.0%	>	$19,907,000	>	5.0%

At December 31, 2006, the Bank’s actual capital amounts and ratios are presented in the following table:

								To Be Well
								Capitalized Under
				For Capital				Prompt Corrective
	Actual			Adequacy Purposes				Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital
(To Risk Weighted Assets)	$37,263,000	13.77%	>	$21,649,000	>	8.0%	>	$27,062,000	>	10.0%
Tier 1 Capital
(To Risk Weighted Assets)	$35,428,000	13.09%	>	$10,825,000	>	4.0%	>	$16,237,000	>	6.0%
Tier 1 Capital
(to Average Assets)	$35,428,000	10.39%	>	$13,634,000	>	4.0%	>	$17,043,000	>	5.0%

Restriction on the Payment of Dividends:  Certain limitations exist on the availability of the Company’s undistributed net assets for the payment of cash dividends without prior approval from regulatory authorities.  During 2007 and 2006, cash dividends were declared and paid in the amount of $477,000 and $553,000, respectively.

Note 15.  Benefit Plans

Savings Plan:  The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code for its eligible employees.  Under the Plan, employee contributions, up to 6% of gross salary, are matched in part at the discretion of the Company.  Employee and matching contributions are immediately vested.  During 2007 and 2006, the Company made approximately $107,000 and $98,000, respectively, in matching contributions.  The Company may elect to make an additional discretionary profit sharing contribution to the Plan each calendar year.  Such contributions would be vested based on length of credited service.  No discretionary contributions were made in 2007 or 2006.

Stock Option Plan:  All stock option amounts and prices included in the following discussion have been adjusted for all stock dividends or splits through December 31, 2007 (Note 12).

In 1994, the shareholders approved the Sterling 1994 Employee Stock Option Plan.  Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 4,013 shares of common stock.

In 1998, the shareholders approved the Sterling 1998 Employee Stock Option Plan and the Sterling 1998 Director Stock Option Plan (collectively the “Plans”).  The Plans are qualified as an “incentive stock option plan” under Section 422 of the Internal Revenue Code.  Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 96,121 shares of common stock for the Employee Plan and 62,053 shares of common stock for the Director Plan.

In 2003, the shareholders approved the Sterling 2003 Employee Stock Option Plan.  Reserved for issuance upon the exercise of options granted or to be granted by the Compensation Committee of the Board of Directors is an aggregate of 355,997 shares of common stock for this Plan.

Information regarding stock options outstanding at December 31, 2007 and 2006 is as follows:

			Weighted Average
	Number	Weighted Average	Remaining	Aggregate
	of Shares	Exercise Price	Contractual Term	Intrinsic Value
Outstanding, December 31, 2005	423,516	$8.21
Granted	68,548	$10.57
Expired/terminated	(15,035)	$9.53
Exercised	(19,935)	$7.85
Outstanding, December 31, 2006	457,094	$8.54
Granted	83,881	$7.70
Expired/terminated	(9,314)	$9.66
Exercised	(13,493)	$6.77
Outstanding, December 31, 2007	518,168	$8.43	6.0	$39,000

Exercisable at December 31, 2007	373,043	$8.24	4.7	$39,000

Note 15.  Benefit Plans (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $32,000 and $67,000, respectively.  During 2007 and 2006, the number of options that vested was 6,804 and 0 options, respectively.

A summary of unvested stock options outstanding at December 31, 2007 is as follows:

		Weighted Average
		Grant Date
	Shares	Fair Value
Unvested stock options:
Outstanding at January 1, 2006	-	$-
Granted	70,548	$3.38
Exercised/forfeited	-	$-
Outstanding at December 31, 2006	70,548	$3.38
Granted	83,881	$2.53
Vested	(6,804)	$3.38
Exercised/forfeited	(2,500)	$3.61
Outstanding at December 31, 2007	145,125	$2.97

The weighted average grant date fair value of options granted during 2007 and 2006 was $2.53 and $3.38, respectively.

In January 2006, the Company adopted FASB Statement No. 123(R).  All outstanding stock options as of January 1, 2006 were fully vested and therefore no compensation expense was recognized during the years ended December 31, 2007 and 2006 for such options.  During 2007 and 2006, the Company granted 83,881 and 70,548 options, respectively, with an average exercise price of $7.70 and $10.56, respectively, to employees that vest in equal annual installments over ten years.   The Company recognized $26,000 and $12,000 in compensation costs in 2007 and 2006, respectively, related to these stock options.  The Company used an option pricing model in determining actual compensation cost for 2007 and 2006, respectively.  The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding.  Expected volatility of the Company’s stock price was based on historical volatility over the period commensurate with the expected life of the options.  The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the date of grant.  The expected dividend yield is the projected annual yield based on the grant date stock price.  The weighted average estimated value per option was $2.53 in 2007 and $3.38 in 2006.  The fair values of options granted in 2007 and 2006 were estimated at the date of grant based on the following assumptions: risk free interest rate of 5%, volatility of 20%, expected life of options of 8 years and expected dividend yield of 1.0%.

As of December 31, 2007, there was approximately $413,000 of total unrecognized compensation cost related to stock option awards which is expected to be recognized over a weighted average period of 9.2 years.  The 83,881 options granted during 2007 remain unvested at December 31, 2007.  Of the 70,548 options granted in 2006, 61,243 remain unvested at December 31, 2007.

Note 16.  Commitments and Contingencies

The Company has entered into “change in control” agreements with certain key members of management, which provide for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

The Company is from time to time a party to routine litigation in the normal course of its business.  Management does not believe that the resolution of this litigation will have a material adverse effect on the financial condition or results of operations of the Company.  However, the ultimate outcome of any such litigation, as with litigation generally, is inherently uncertain and it is possible that some litigation matters may be resolved adversely to the Company.  At December 31, 2007, the Company was not a party to any material legal proceedings.

Note 17.  Fair Value of Financial Instruments

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instruments for which it is practical to estimate that value.

Cash and Cash Equivalents:  The carrying amounts of cash and federal funds sold approximate fair value.

Investment Securities:  The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns.  The fair value of longer-term investments is based on quoted market prices, where available.  If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.  The carrying value of restricted stock approximates fair value based on redemption provisions.

Loans:  Fair values are estimated for portfolios of loans with similar financial characteristics.  Loans are segregated by type such as commercial, residential mortgage and other consumer.  Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories.

The fair value of performing loans is typically calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans.  The estimate of maturity is based on contractual maturities for loans within each group, or on the Company’s historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

Fair value for nonperforming loans is based on the discounted value of expected future cash flows, discounted using a rate commensurate with the risk associated with the likelihood of repayment and/or the fair value of collateral (if repayment of the loan is collateral dependent).

For all loans, assumptions regarding the characteristics and segregation of loans, maturities, credit risk, cash flows, and discount rates are judgmentally determined using specific borrower and other available information.

The carrying amounts reported for loans held for sale approximates fair value.

Accrued Interest Receivable and Payable:  The fair value of interest receivable and payable is estimated to approximate the carrying amounts.

Note 17.  Fair Value of Financial Instruments (Continued)

Deposits:  In accordance with the SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand.  The fair value of time deposits is based on the discounted value of contractual cash flows, where the discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds:  The fair value of borrowings is calculated by discounting scheduled cash flows through the estimated maturity date using current market rates.

Estimated Fair Values:  The estimated fair values of the Company’s material financial instruments as of December 31, 2007 are as follows:

	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$ 11,554,000	$ 11,554,000
Federal funds sold	$ 234,000	$ 234,000
Investment securities, held-to-maturity	$ 6,854,000	$ 6,797,000
Investment securities, available-for-sale	$ 48,095,000	$ 48,095,000
Restricted stock	$ 2,229,000	$ 2,229,000
Loans held for sale	$ 38,000	$ 38,000
Loans, net of allowance for loan losses	$ 309,319,000	$ 305,332,000
Accrued interest receivable	$ 1,910,000	$ 1,910,000
Financial Liabilities:
Noninterest-bearing demand deposits	$ 37,246,000	$ 37,246,000
Interest-bearing deposits	$ 311,712,000	$ 312,347,000
Borrowed funds	$ 16,686,000	$ 16,685,000
Accrued interest payable	$ 613,000	$ 613,000

Note 17.  Fair Value of Financial Instruments (Continued)

The estimated fair values of the Company’s material financial instruments as of December 31, 2006 are as follows:

	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$ 16,064,000	$ 16,064,000
Federal funds sold	$ 6,878,000	$ 6,878,000
Investment securities, held-to-maturity	$ 9,292,000	$ 9,087,000
Investment securities, available-for-sale	$ 47,526,000	$ 47,526,000
Restricted stock	$ 1,436,000	$ 1,436,000
Loans held for sale	$ 1,618,000	$ 1,618,000
Loans, net of allowance for loan losses	$ 241,523,000	$ 236,952,000
Accrued interest receivable	$ 1,551,000	$ 1,551,000
Financial Liabilities:
Noninterest-bearing demand deposits	$ 39,021,000	$ 39,021,000
Interest-bearing deposits	$ 256,269,000	$ 250,306,000
Borrowed funds	$ 5,885,000	$ 5,863,000
Accrued interest payable	$ 534,000	$ 534,000

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, and, as the fair value for these financial instruments is not material, these disclosures are not included above.

Limitations:  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates do not reflect any premium or discount which could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument.  Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.  In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates, and have generally not been considered in the Company’s estimates.

Note 18.	Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
2007
Interest income	$6,476,000	$6,774,000	$6,943,000	$5,641,000
Interest expense	3,291,000	3,533,000	3,646,000	2,733,000
Net interest income	3,185,000	3,241,000	3,297,000	2,908,000
Provision for loan losses	300,000	-	45,000	56,000
Income before income tax expense (benefit)	(774,000)	(142,000)	10,000	(63,000)
Income tax expense (benefit)	(215,000)	(48,000)	8,000	(14,000)
Net income (loss)	(364,000)	(94,000)	2,000	(49,000)

Net income (loss) per common share:
Basic	$(0.06)	$(0.02)	$0.00	$(0.01)
Diluted	$(0.06)	$(0.02)	$0.00	$(0.01)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
2006
Interest income	$5,641,000	$5,606,000	$5,666,000	$5,633,000
Interest expense	2,735,000	2,635,000	2,541,000	2,441,000
Net interest income	2,906,000	2,971,000	3,125,000	3,192,000
Provision for loan losses	470,000	45,000	45,000	45,000
Income before income tax expense (benefit)	(382,000)	482,000	474,000	616,000
Income tax expense (benefit)	(145,000)	183,000	180,000	234,000
Net income (loss)	(237,000)	299,000	294,000	382,000

Net income (loss) per common share:
Basic	$(0.04)	$0.06	$0.05	$0.08
Diluted	$(0.05)	$0.06	$0.05	$0.08

Note 19.  Parent Company Only Financial Statements

Condensed financial information of the parent company (Sterling Banks, Inc.) only is presented in the following three tables:

Balance Sheet
December 31,
2007
Assets
Due from bank subsidiary	$1,478,000
Investment in subsidiary	48,031,000
Other assets	31,000
Total assets	$49,540,000

Liabilities and Shareholders' Equity
Subordinated debentures	$6,186,000
Other liabilities	46,000
Shareholders’ equity	43,308,000
Total liabilities and shareholders’ equity	$49,540,000

Statement of Operations
Period
March 16, 2007
Through
December 31, 2007
Income
Dividends from subsidiaries	$604,000
Total income	604,000

Expenses
Interest on subordinated debentures	278,000
Other expenses	355,000
Total expenses	633,000

Loss before income tax benefit	(29,000)
Income tax benefit	(27,000)
Equity in undistributed loss of subsidiary	(503,000)

Net loss	$(505,000)

Note 19.  Parent Company Only Financial Statements (Continued)

Statement of Cash Flows
Period
March 16, 2007
Through
December 31, 2007
Cash Flows From Operating Activities
Net loss	$(505,000)
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation	20,000
Equity in undistributed loss of subsidiary	503,000
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	(31,000)
Increase in accrued interest payable and other accrued liabilities	46,000
Net cash provided by operating activities	33,000

Cash Flows From Investing Activities
Payments for investment in subsidiaries	(4,407,000)
Net cash used in investing activities	(4,407,000)

Cash Flows From Financing Activities
Dividends paid	(334,000)
Proceeds from issuance of subordinated debentures	6,186,000
Net cash provided by financing activities	5,852,000

Increase in cash and cash equivalents	1,478,000

Cash and Cash Equivalents, beginning	-

Cash and Cash Equivalents, ending	$1,478,000

47